UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2019

Commission File Number 0-30314

PORTAGE BIOTECH INC.

(Translation of registrant's name into English)

47 Avenue Rd., Suite 200, Toronto, Ontario, Canada M5R 2G3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]   Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- ____________

NEWS RELEASE

PORTAGE CONFIRMS DELAY IN ANNUAL FILINGS;

EXPECTS ISSUANCE OF CEASE TRADE ORDER

Toronto, Ontario, July 31, 2019 - Portage Biotech Inc. (PBT.U, OTC Markets: PTGEF) (“Portage” or the “Company”) announced today that, further to its news release of July 26, 2019, it will be delayed in filing its audited annual financial statements for the year ended March 31, 2019, the related management’s discussion and analysis and certificates of its CEO and CFO (collectively, the “Required Filings”) with Canadian securities regulators until after today’s filing deadline. The additional time is required to permit the Company and its auditors, Marcum LLP, to complete work and enquiries in connection with the audit of the Company’s 2019 financial statements. The Company and its advisors are working diligently to complete such work and enquiries and the Company intends to make the Required Filings as soon as possible.

In connection with this delay, the Company expects that the Ontario Securities Commission (“OSC”) will be issuing a failure-to-file cease trade order (“FFCTO”) against the Company, rather than the management cease trade order (“MCTO”) originally sought by the Company as announced on July 26, 2019. Despite the exercise of what the Company believes to be reasonable diligence in the circumstances, the Company has been advised by the OSC that its application for an MCTO was ultimately not successful because it was made less than two weeks before the deadline for making the Required Filings and that the OSC was of the view that the Company’s circumstances did not constitute a “rare situation” for the exercise of the OSC’s discretion in this regard. When issued, the Company expects the FFCTO to affect trading in all securities of the Company in Canada and to remain in effect until such time as the Company has made the Required Filings. Once the Required Filings are made within 90 days of the date of the FFCTO, such filings will constitute the Company’s application to have the FFCTO revoked. The Company will issue a further news release when the Required Filings have been made.

Forward-Looking Statements

This news release includes forward-looking statements within the meaning of the U.S. federal and Canadian securities laws. These forward-looking statements involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company's management. All statements, other than statements of historical facts, included in this press release, are forward-looking statements. The use of certain words, including the "believe", "could", "expect" and "will" and similar expressions are intended to identify forward-looking statements. The Company may not actually achieve the plans and objectives disclosed in the forward-looking statements and you should not place undue reliance on the Company's forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements, including uncertainties relating to the future clinical success. Additional important factors to be considered in connection with forward-looking statements are described in the "Risk Factors" section of the Company's quarterly financial and Management Discussion and Analysis and annual Report in Form 20-F filed on SEDAR and EDGAR. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

FOR MORE INFORMATION, PLEASE CONTACT:

Contact:	Kam Shah, Chief Financial Officer
Tel.:	416.929.1806
Email:	ks@portagebiotech.com or
Website:	www.portagebiotech.com

Media:

Solebury Trout
Contact:	Joshua Mansbach
Tel.:	1.646.378.2964
Email:	jmansbach@soleburytrout.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 31, 2019

PORTAGE BIOTECH INC.

By: /s/ Kam Shah

Kam Shah

Chief Financial Officer